UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 1-10119

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☒     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐        No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated February 9, 2007 in relation to the change of company secretary of PCCW Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: February 14, 2007	By: (Sd.) Poon Philana Wai Yin

	Name:	Poon Philana Wai Yin
	Title:	Group General Counsel and Company Secretary

Item 1

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT CHANGE OF COMPANY SECRETARY

The Board of Directors (the “Board”) of PCCW Limited (the “Company” or “PCCW”) announces that Mr Hubert Chak (“Mr Chak”) resigned as the Company Secretary of the Company with effect from February 9, 2007. The Company confirms that there are no other matters in relation to Mr Chak’s resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to express its appreciation for Mr Chak’s valuable contribution to the Company during his tenure of office.

The Board is pleased to announce that Ms Philana Wai Yin Poon (“Ms Poon”) has been appointed as the Company Secretary of the Company with effect from February 9, 2007. Ms Poon currently is the General Counsel of the PCCW Group and the head of PCCW’s Group Legal Office. She has more than 13 years of post qualification experience specializing in corporate finance matters. Ms Poon holds a Bachelor of Commerce degree from the University of Toronto and a Juris Doctor degree from Cornell University Law School.

By Order of the Board PCCW Limited Alexander Anthony Arena Director

Hong Kong, February 9, 2007

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen;
Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang;
Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor;
Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP;
Aman Mehta; The Hon Raymond George Hardenbergh Seitz